Filed Pursuant to Rule 433
Registration No. 333-145709
Registration No. 333-145709-01
May 11, 2010
$400,000,000 3.70% Senior Notes due 2015
$1,000,000,000 5.20% Senior Notes due 2020
$600,000,000 6.45% Senior Notes due 2040

Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings*:	Baa3 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch Ratings

Trade Date:	May 11, 2010

Expected Settlement Date:	May 20, 2010 (T+7)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Size:	$400,000,000 for the 2015 Notes
$1,000,000,000 for the 2020 Notes
$600,000,000 for the 2040 Notes

Maturity Date:	June 1, 2015 for the 2015 Notes
September 1, 2020 for the 2020 Notes
September 1, 2040 for the 2040 Notes

Coupon:	3.70% for the 2015 Notes
5.20% for the 2020 Notes
6.45% for the 2040 Notes

Interest Payment Dates:	June 1 and December 1 for the 2015 Notes, commencing December 1, 2010
March 1 and September 1 for the 2020 Notes, commencing September 1, 2010
March 1 and September 1 for the 2040 Notes, commencing September 1, 2010

Benchmark Treasury:	2.500% due April 30, 2015
3.625% due February 15, 2020
4.375% due November 15, 2039

Benchmark Treasury Yield:	2.246% for the 2015 Notes
3.539% for the 2020 Notes
4.437% for the 2040 Notes

Spread to Benchmark	+ 150 bps for the 2015 Notes
Treasury:	+ 170 bps for the 2020 Notes
+ 205 bps for the 2040 Notes

Yield:	3.746% for the 2015 Notes
5.239% for the 2020 Notes
6.487% for the 2040 Notes

Price to Public:	99.790% for the 2015 Notes
99.701% for the 2020 Notes
99.525% for the 2040 Notes

Net Proceeds (before	$1,979,170,000
expenses):

Make-Whole Call:	T + 25 bps for the 2015 Notes
T + 30 bps for the 2020 Notes
T + 35 bps for the 2040 Notes

CUSIP:	29379VAR4 for the 2015 Notes
29379VAP8 for the 2020 Notes
29379VAQ6 for the 2040 Notes

ISIN:	US29379VAR42 for the 2015 Notes
US29379VAP85 for the 2020 Notes
US29379VAQ68 for the 2040 Notes

Joint Book-Running	Citigroup Global Markets Inc.
Managers:	Mizuho Securities USA Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

Co- Managers:	DnB NOR Markets, Inc.
Banc of America Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
ING Financial Markets LLC
RBC Capital Markets Corporation
UBS Securities LLC
BBVA Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 877-858-5407, Mizuho Securities USA Inc. toll-free at 866-271-7403, RBS Securities Inc. at 866-884-2071, Scotia Capital (USA) Inc. at 800-372-3930, SunTrust Robinson Humphrey, Inc. at 800-685-4786 or Wells Fargo Securities, LLC at 800-326-5897.
The final paragraph on page S-15 in the preliminary prospectus supplement (under the heading “Ratio of Earnings to Fixed Charges”) is hereby deleted and replaced with the following:
Pro Forma Ratio of Earnings to Fixed Charges
For the year ended December 31, 2009 and the three months ended March 31, 2010, Enterprise Parent’s consolidated ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 2.4x and 3.1x, respectively.